CUSIP No. 579489-10-5                 13D                 Page 1 of 8 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           McCLATCHY NEWSPAPERS, INC.
____________________________________________________________________________
                                (Name of Issuer)

                               Class A Common Stock
____________________________________________________________________________
                         (Title of Class of Securities)

                                  579489-10-5
____________________________________________________________________________
                                 (CUSIP Number)

                                 Wilma C. Flach
             Legal Administrative Director and Corporate Secretary
                           McClatchy Newspapers, Inc.
                                 2100 Q Street
                                 P.O. Box 15779
                              Sacramento, CA 95852
                           Telephone:  (916) 321-1828
____________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 16, 1994
____________________________________________________________________________
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


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CUSIP No. 579489-10-5          13D          Page 3 of 8 Pages



- -------------------------------------------------------------

1. NAME OF REPORTING PER        The Central Valley Foundation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- -------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                      (b) [ ]

- -------------------------------------------------------------

3. SEC USE ONLY

- -------------------------------------------------------------

4. SOURCE OF FUNDS                             Not Applicable

- -------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]

- -------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION            California

- -------------------------------------------------------------

  NUMBER OF   7. SOLE VOTING POWER                          0
   SHARES   -------------------------------------------------
BENEFICIALLY
  OWNED BY    8. SHARED VOTING POWER                        0
    EACH    -------------------------------------------------
  REPORTING
   PERSON     9.  SOLE DISPOSITIVE POWER                    0
    WITH    -------------------------------------------------

             10.  SHARED DISPOSITIVE POWER                  0

- -------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                       0

- -------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              [ ]

- -------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                              0%

- -------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                              CO

- -------------------------------------------------------------





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CUSIP No. 579489-10-5                  13D                  Page 4 of 8 Pages


The Central Valley Foundation hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on February 24, 1994 (the "Initial Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc. Items not included herein are hereby incorporated from the Foundation's Initial Statement.

Item 4.       Purpose of the Transaction.

  On May 16, 1994, the Foundation sold 500,000 shares of Class A Common Stock in an underwritten public offering. The public offering, which included the sale of 750,000 shares of Common Stock by the Company and 125,000 shares by other selling stockholders, was underwritten by Goldman Sachs, Inc. and Merrill Lynch & Co. The price to public was $22.375 per share and the Foundation received $21.225 per share (excluding the $1.15 per share underwriting discount).

Item 5.       Interest in Securities of the Issuer.

      (a)    Amount beneficially owned:        0
             Percent of Class:                 0%

      (b)    The number of shares as to which the Foundation has:
             (i)      Sole power to vote or direct the vote:    0
             (ii)     Shared power to vote or direct the vote:  0





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CUSIP No. 579489-10-5                  13D                  Page 5 of 8 Pages


        (iii)  Sole power to dispose or direct the disposition of:  0

        (iv)   Shared power to dispose or direct the disposition of:  0

     (c) In the last sixty days, the Foundation had only one transaction in the Class A Common Stock, which is described in Item 4 above.

     (d)  None.

     (e)  Not applicable.

The following information as required by Item 5 applies to the Foundation's executive officers and directors:

o    James B. McClatchy

     (a)   Amount beneficially owned:        13,122,198
           Percent of Class:                 68.1%

  11,078,865 of such shares are beneficially owned pursuant to the provisions of (i) five trusts over which James B. McClatchy, William K. Coblentz, William Ellery McClatchy, William M. Roth and Erwin Potts share joint voting and dispositive power; and (ii) the Will of Charles K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which James B. McClatchy, William K. Coblentz and William Ellery McClatchy share joint voting and dispositive power.

  The filing of this Schedule 13D shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 11,078,865 shares.





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CUSIP No. 579489-10-5                  13D                   Page 6 of 8 Pages


  (b)   The number of shares as to which James B. McClatchy has:
       (i)    Sole power to vote or direct the vote: 2,043,333
       (ii)   Shared power to vote or direct the vote:  11,078,865
       (iii)  Sole power to dispose or direct the disposition of:  2,043,333
       (iv)   Shared power to dispose or direct the disposition of:  11,078,865
  (c)   None.
  (d)   None.
  (e)   Not applicable.

o Susan McClatchy is the spouse of James B. McClatchy and may as a result be deemed to own the shares owned by James B. McClatchy.

o    William K. Coblentz

  (a)   Amount beneficially owned:        11,218,240
        Percent of Class:                 70.2%

  11,215,240 of such shares are beneficially owned pursuant to the provisions of (i) five trusts over which William K. Coblentz, James B. McClatchy, William Ellery McClatchy, William M. Roth and Erwin Potts share joint voting and dispositive power; (ii) one trust over which William K. Coblentz, Malcolm Weintraub and R. Burnett Miller share joint voting and dispositive power; and
(iii) the Will of Charles





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CUSIP No. 579489-10-5                  13D                  Page 7 of 8 Pages


K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which William K. Coblentz, James B. McClatchy and William Ellery McClatchy share joint voting and dispositive power.
  The filing of this Schedule 13D shall not be construed as an admission that William K. Coblentz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 11,215,240 shares.
  (b)         The number of shares as to which William K. Coblentz has:
     (i)      Sole power to vote or direct the vote: 3,000
     (ii)     Shared power to vote or direct the vote:  11,215,240
     (iii)    Sole power to dispose or direct the disposition of:  3,000
     (iv)     Shared power to dispose or direct the disposition of:  11,215,240
  (c)         None.
  (d)         None.
  (e)         Not Applicable.
o    Annette Leifer does not beneficially own any shares of Class A Common
     Stock.
o Donald R. Franson, Jr. does not beneficially own any shares of Class A Common Stock.
o    A. Alan Post does not beneficially own any shares of Class A Common Stock.
o    Merrily F. Wong does not beneficially own shares of Class A Common Stock.




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CUSIP No. 579489-10-5                   13D                  Page 8 of 8 Pages


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 16, 1994.                 The Central Valley Foundation

                                           By   /s/   James B. McClatchy
                                           Title President